03035663

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 24, 2003 Home Equity Pass-Through Certificates, Series 2003-6	**333-100669**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: John Graham
Title: Vice President

Dated: October 24, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Collateral Cuts for Second Liens

FICO Score

Note: Cells in red font are calculations

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 - 499.99		0.00%	> 85.0		0.00%							
500 - 549.99		0.00%	> 85.0		0.00%							
550 - 574.99		0.00%	> 85.0		0.00%							
575 - 599.99		0.00%	> 85.0		0.00%							
600 - 619.99		0.00%	> 90.0		0.00%							
620 - 649.99	25,833,528.48	12.41%	> 90.0	21,115,898.16	10.14%	96.36	40.31	642	85.07	94.44	37.99	26.87
650 - 679.99	51,006,492.43	24.49%	> 95.0	33,072,506.21	15.88%	95.89	40.14	665	83.43	93.88	31.62	21.03
680 - 699.99	31,179,904.60	14.97%	> 95.0	19,101,149.51	9.17%	95.36	39.38	690	82.04	92.80	35.77	22.89
700 +	100,227,692.36	48.13%	> 95.0	58,177,357.37	27.94%	93.60	36.19	739	85.36	90.66	44.23	21.69
TOTAL POOL	208,247,617.87	100.00%		131,466,911.25	63.13%	94.77	38.15	702	84.35	92.24	39.10	22.35

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	30,800,215.82	14.79%	< 640	1,042,039.13	0.50%	91.63	15.66	705	82.91	87.63	12.91	19.97
20.001 - 25.00	9,588,469.80	4.60%	< 640	136,542.96	0.07%	93.01	23.03	722	86.50	88.71	57.40	30.39
25.001 - 30.00	16,360,770.77	7.86%	< 650	1,244,788.96	0.60%	93.52	27.80	719	84.57	89.93	49.45	24.64
30.001 - 35.00	23,625,775.79	11.35%	< 660	3,790,909.45	1.82%	93.50	32.72	710	86.31	91.61	49.91	23.32
35.001 - 40.00	36,585,057.00	17.57%	< 670	8,953,844.66	4.30%	96.07	37.93	705	82.01	91.33	45.50	17.70
40.001 - 45.00	56,684,534.24	27.22%	< 680	26,304,304.73	12.63%	96.28	42.81	692	85.68	94.10	32.41	19.26
45.001 - 50.00	29,517,367.72	14.17%	< 690	15,799,627.45	7.59%	95.66	47.70	691	83.74	96.98	44.70	29.66
50.001 - 55.00	4,991,964.28	2.40%	< 700	3,494,284.37	1.68%	95.56	51.86	686	84.63	95.33	76.64	34.42
55.01	93,462.45	0.04%	< 700	39,958.19	0.02%	89.59	56.33	708	100.00	100.00	25.15	74.85
TOTAL POOL	208,247,617.87	100.00%		60,806,299.90	29.20%	94.77	38.15	702	84.35	92.24	39.10	22.35

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 69.99	7,192,974.89	3.45%	> 50	246,000.00	0.12%	51.71	33.28	732	93.00	93.05	25.73	85.31
70 - 79.99	6,359,924.70	3.05%	> 50	80,000.00	0.04%	76.30	36.80	714	90.72	95.51	21.28	80.09
80 - 84.99	5,038,148.60	2.42%	> 50	-	0.00%	82.78	36.70	704	89.95	92.65	26.77	74.45
85 - 89.99	11,050,805.89	5.31%	> 50	175,426.45	0.08%	88.01	34.12	708	89.87	87.99	46.79	51.42
90 - 94.99	26,376,260.32	12.67%	> 50	511,349.91	0.25%	91.37	36.44	704	78.75	75.99	35.40	24.27
95 - 99.99	40,263,551.70	19.33%	> 50	1,109,332.94	0.53%	96.39	37.57	702	80.83	88.42	43.04	22.30
100	111,965,951.77	53.77%	> 50	2,963,317.43	1.42%	100.00	39.51	697	85.22	97.60	40.22	9.38
TOTAL POOL	208,247,617.87	100.00%		5,085,426.73	2.44%	94.77	38.15	702	84.35	92.24	39.10	22.35

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50,999	108,292,239.34	52.00%	702	95.47	37.33	83.86	88.80	18.09	46.88
$51 – $200,999	96,824,331.80	46.49%	700	94.38	39.20	84.40	95.83	26.05	31.02
$201 – $300,999	1,011,033.33	0.49%	697	79.36	41.62	100.00	100.00	100.00	21.59
$301 – $400,999	2,120,013.40	1.02%	707	83.59	15.29	100.00	100.00	33.91	18.87
$401 – $500,999		0.00%							
$501 – $600,999		0.00%							
$601 – $700,999		0.00%							
$701 – $800,999		0.00%							
$801 – $900,999		0.00%							
$901 – $1,000,999		0.00%							
>$1000K		0.00%							
TOTAL POOL	208,247,617.87	100.00%	702	94.77	38.15	84.35	92.24	22.35	39.10

Principal Balance: Average 41,586.09 Min: 9,600.00 Max: 400,000.00

Documentation Type

Documentation Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	81,427,288.99	39.10%	708	95.66	37.44	84.57	91.14	19.62
Stated Doc	40,556,918.25	19.48%	688	97.69	39.10	81.40	95.40	12.20
Limited Doc	77,569,028.24	37.25%	699	93.39	39.07	85.41	91.63	27.60
NINA	8,694,382.39	[illegible]	725	84.98	27.69	86.63	93.20	48.41
Other		[illegible]						
TOTAL POOL	208,247,617.87	100.00%	702	94.77	38.15	84.35	92.24	22.35

Property Type

Property Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	144,553,364.97	69.41%	703	94.24	38.23	94.93	26.88	39.14
PUD	31,109,092.60	14.94%	698	96.36	37.62	88.97	11.69	39.50
Townhouse		0.00%						
2 – 4 Family	15,628,229.86	7.50%	700	94.05	37.94	70.99	12.78	27.79
Condo	16,956,930.44	8.14%	700	96.99	38.57	94.88	12.11	48.49
Manufactured		0.00%						
Other		0.00%						
TOTAL POOL	208,247,617.87	100.00%	702	94.77	38.15	92.24	22.35	39.10

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%(2)	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	-	#DIV/0!							
Loans >80 LTV w/o MI	-	#DIV/0!							
Other	-	#DIV/0!							
TOTAL	-	#DIV/0!							

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
Refinance - Cashout	46,541,480.28	22.35%	701	86.62	37.71	91.30	96.23
Purchase	151,875,454.15	72.93%	702	97.45	38.41	81.95	90.83
Refinance - Rate Term	9,798,800.88	4.71%	695	91.84	36.38	88.54	95.20
Other	31,882.56	0.02%	688	100.00	44.01	100.00	100.00
TOTAL POOL	208,247,617.87	100.00%	702	94.77	38.15	84.35	92.24

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	208,247,617.87	100.00%	702	94.77	38.15	84.35	92.24	22.35		
Floating		0.00%								
2/28		0.00%								
3/27		0.00%								
Other		0.00%								
TOTAL	208,247,617.87	100.00%	702	94.77	38.15	84.35	92.24	22.35	-	-

Lien Status

Lien Status	Total Balance Amount	%	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	3,193,764.28	1.53%	732	54.70	29.62	95.46	92.80	98.28
Second Lien	205,053,853.59	98.47%	701	95.39	38.30	84.18	92.23	21.17
Third Lien	-	0.00%						
TOTAL POOL	208,247,617.87	100.00%	702	94.77	38.15	84.35	92.24	22.35

Occupancy Type

Occupancy Type	Total Balance Amount	%	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	192,085,828.10	92.24%	701	95.02	38.47	85.85	100.00	23.31
Second Home	2,042,838.65	0.98%	707	91.70	35.91	88.36	-	13.84
Investment	14,118,951.12	6.78%	709	91.73	33.91	63.43	-	10.44
TOTAL POOL	208,247,617.87	100.00%	702	94.77	38.15	84.35	92.24	22.35

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	138,565,623.10	66.54%	3408	711	93.18	36.55	86.55	92.04	24.68
6 Months	1,383,941.53	0.66%	29	686	91.55	39.69	77.88	82.83	24.87
12 Months	13,810,536.21	6.63%	272	690	96.93	39.03	75.94	88.31	11.20
24 Months	17,322,913.30	8.32%	389	677	99.00	43.24	69.76	98.67	19.01
36 Months	31,665,480.35	15.21%	785	683	98.12	40.88	85.17	91.15	16.22
60 Months	4,730,972.75	2.27%	124	684	98.75	42.21	92.35	95.94	34.61
Other - 3,18,30 Months	768,150.63	0.37%	12	676	88.21	42.03	97.43	91.94	50.17
TOTAL	208,247,617.87	100.00%	5019	702.00	94.77	38.15	84.35	92.24	22.35

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	[illegible]						
Section 32 Loans	-	[illegible]						
Total	-	[illegible]						

GA % and Top 5 States

State	%
Georgia	0.53
California	41.84
Nevada	5.00
New York	4.20
Arizona	3.67
Florida	3.58

Top 5 Originators

Originator	%
Accredited Home Lenders Inc.	12.96
E-Loan, Inc.	11.41
US Bank NA	9.98
Fieldstone Mortgage Company	6.16
Fremont Investment & Loan	5.92

Servicer

Servicer	%
Wilshire	68.13
Ocwen	31.87

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Servicers

Final Servicers	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %
WILSHIRE	3,418	141,878,870.14	68.13	9.38487	206	711	19.19	35.816	92.81	42.453	89.676	24.885
OCWEN	1,601	66,368,747.73	31.87	10.46901	194	680	19.05	42.315	98.95	31.935	97.718	16.927
Total:	**5,019**	**208,247,617.87**	**100**	**9.73038**	**202**	**702**	**19.146**	**38.148**	**94.77**	**39.101**	**92.239**	**22.349**

Originator - Top 10

Originator	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %
Accredited Home Lenders Inc.	613	26,984,375.47	12.96	10.37087	175	679	19.803	42.71	99.12	33.036	99.904	20.997
E-Loan, Inc.	478	23,755,467.48	11.41	7.49912	215	730	26.608	35.322	80.68	35.113	97.728	93.298
US Bank NA	725	20,772,716.32	9.98	7.775	97	741	19.038	34.539	98.28	100	100	0.827
Fieldstone Mortgage Company	300	12,821,994.07	6.16	10.47075	177	691	18.025	41.942	98.71	14.07	94.996	4.612
Fremont Investment & Loan	282	12,322,073.72	5.92	10.58536	219	675	18.616	44.293	99.2	65.621	99.188	19.589
BrooksAmerica Mortgage Corporation	148	8,683,135.74	4.17	9.76467	181	699	18.135	38.305	96.99	10.639	93.205	9.774
Provident Savings Bank, FSB	149	8,069,201.50	3.87	8.65003	204	727	17.614	29.431	96.62	55.198	98.438	1.549
Loan Center of California	115	6,523,150.00	3.13	10.81087	358	687	18.927	37.03	97.66	1.8	92.11	6.528
Decision One Mortgage Company, LLC	159	6,106,529.49	2.93	9.30307	234	683	19.714	40.409	99.7	22.326	100	22.812
SILVER STATE FINANCIAL SERVICES	149	5,551,515.80	2.67	10.93996	271	691	18.506	35.906	98.25	22.286	76.852	5.904
Other	1,901	76,657,458.28	36.81	10.42932	219	697	17.198	37.52	93.93	33.151	83.904	16.195
Total:	**5,019**	**208,247,617.87**	**100**	**9.73038**	**202**	**702**	**19.146**	**38.148**	**94.77**	**39.101**	**92.239**	**22.349**

DERIVED INFORMATION [10/23/03]

HEMT Series 2003-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Debt To Income (DTI) Ratio

DTI	Total Balance	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ
< 20.00	30,800,216	91.63	15.66	705	82.91	87.63
20.001 – 25.00	9,588,470	93.01	23.03	722	86.5	88.71
25.001 – 30.00	16,360,771	93.52	27.8	719	84.57	89.93
30.001 – 35.00	23,625,776	93.5	32.72	710	86.31	91.61
35.001 – 40.00	36,585,057	96.07	37.93	705	82.01	91.33
40.001 – 45.00	56,684,534	96.28	42.81	692	85.68	94.1
45.001 – 50.00	29,517,368	95.66	47.7	691	83.74	96.98
50.001 – 55.00	4,991,964	95.56	51.86	686	84.63	95.33
55.01	93,462	89.59	56.33	708	100	100
TOTAL POOL	208,247,618	94.77	38.15	702	84.35	92.24

1. Balloon

Balloon	No of Loans	Total Scheduled Balance	%
N	2,088	88,163,538.92	42.34
Y	2,931	120,084,078.95	57.66
Total:	**5,019**	**208,247,617.87**	**100**

2. Final Servicers

Final Servicers	No of Loans	Total Scheduled Balance	%
WILSHIRE	3,418	141,878,870.14	68.13
OCWEN	1,601	66,368,747.73	31.87
Total:	**5,019**	**208,247,617.87**	**100**

3. Originator

Originator	No of Loans	Total Scheduled Balance	%
Accredited Home Lenders Inc.	613	26,984,375.47	12.96
E-Loan, Inc.	478	23,755,467.48	11.41
US Bank NA	725	20,772,716.32	9.98
Fieldstone Mortgage Company	300	12,821,994.07	6.16
Fremont Investment & Loan	282	12,322,073.72	5.92

CSFB FIXED INCOME RESIDENTIAL
HEMT 2003-6
Prelim Pool
All records
5,019 records

Selection Criteria: All records
Table of Contents

1. Portfolio Summary

No of Loans: 5019
Total Original Balance: 208,720,567.41
Avg Original Balance: 41,586.09
Minimum Original Balance: 9,600.00
Maximum Original Balance: 400,000.00
Total Scheduled Balance: 208,247,617.87
Avg Scheduled Balance: 41,491.85
Minimum Scheduled Balance: 7,255.63
Maximum Scheduled Balance: 400,000.00
Total P&I: 1,886,189.84
Minimum P&I: 64.03
Maximum P&I: 3,820.23
WAC: 9.73038

WAM: 202
Wgt Avg Combined LTV: 94.765
% in California: 41.837
FICO: 702
Age: 4

Top

2. Scheduled Balance - 100k+

Scheduled Balance - 100k+	No of Loans
100001 - 125000	57
125001 - 150000	33
150001 - 175000	5
175001 - 200000	6
200001 - 225000	1
250001 - 275000	2
275001 - 300000	1
300001 - 325000	1
325001 - 350000	3
350001 - 375000	1
375001 - 400000	1
Total:	**111**

Max: 400,000.00
Min: 101,950.00
Avg: 144,720.91

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3. LTV

LTV	No of Loans
0.01 - 5.00	107
5.01 - 10.00	614
10.01 - 15.00	972
15.01 - 20.00	2,896
20.01 - 25.00	225
25.01 - 30.00	74
30.01 - 35.00	45
35.01 - 40.00	30
40.01 - 45.00	16
45.01 - 50.00	9
50.01 - 55.00	5

55.01 - 60.00	3
60.01 - 65.00	6
65.01 - 70.00	5
70.01 - 75.00	3
75.01 - 80.00	3
80.01 - 85.00	2
85.01 - 90.00	3
90.01 - 95.00	1
Total:	**5,019**

Max: 90.100
Min: 1.930
Wgt Avg: 19.146

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4. Combined LTV 80-100

Combined LTV 80-100	No of Loans
80.00 <=	13
80.01 - 85.00	127
85.01 - 90.00	693
90.01 - 95.00	929
95.01 - 100.00	3,018
Total:	**4,780**

Max: 100.000
Min: 80.000
Wgt Avg: 96.959

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5. CURR_RATE greater than 10

CURR_RATE greater than 10	No of Loans
10.001 - 10.500	466
10.501 - 11.000	397
11.001 - 11.500	272
11.501 - 12.000	342
12.001 - 12.500	494
12.501 - 13.000	185
13.001 - 13.500	14
13.501 - 14.000	21
14.001 - 14.500	1
14.501 - 15.000	1

15.501 - 16.000	1
Total:	**2,194**

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6. FICO below 680

FICO below 680	No of Loans
620 - 639	171
640 - 659	857
660 >=	842
Total:	**1,870**

Wgt Avg: 657

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7. Occupancy Status - non primary

Occupancy Status - non primary	No of Loans
Investment	520
Secondary	52
Total:	572

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8. Property Type - Multifamily only

Property Type - Multifamily only	No of Loans
2F	200
2-4F	18
3F	58
4F	74
Total:	350

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9. Purpose - cashout only

Purpose - cashout only	No of Loans
Refinance - Cashout	970
Total:	**970**

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10. Documentation Type - Non FULL Docs

Documentation Type - Non FULL Docs	No of Loans
Lite Doc	44
No Asset Verification	70
No Income Verification	32
NINA	180
Reduced	1,517
Stated/Stated	962
Total:	**2,805**

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11. Lien Status

Lien Status	No of Loans
1	55
2	4,964
Total:	**5,019**

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12. DTI Ratio

DTI Ratio	No of Loans
0.01 - 5.00	1
5.01 - 10.00	10
10.01 - 15.00	24

15.01 - 20.00	82
20.01 - 25.00	158
25.01 - 30.00	237
30.01 - 35.00	346
35.01 - 40.00	495
40.01 - 45.00	479
45.01 - 50.00	303
50.01 - 55.00	78
55.01 - 60.00	1
Total:	**2,214**

Min: 4.33
Max: 55.21
Wgt Avg: 37.44

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13. State

State	No of Loans
Alabama	12
Alaska	6
Arizona	257
Arkansas	7
California	1,611
Colorado	115
Connecticut	25
Delaware	3
District of Columbia	7
Florida	204
Georgia	40
Hawaii	20
Idaho	17
Illinois	155
Indiana	39
Iowa	108
Kansas	24
Kentucky	56
Louisiana	16
Maine	3
Maryland	109
Massachusetts	54
Michigan	41
Minnesota	176
Mississippi	7
Missouri	123
Montana	7
Nebraska	38

Nevada	298
New Hampshire	13
New Jersey	135
New Mexico	7
New York	164
North Carolina	52
North Dakota	1
Ohio	114
Oklahoma	9
Oregon	108
Pennsylvania	77
Rhode Island	11
South Carolina	22
South Dakota	4
Tennessee	60
Texas	205
Utah	44
Vermont	2
Virginia	159
Washington	158
West Virginia	1
Wisconsin	93
Wyoming	2
Total:	**5,019**

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14. California Breakdown

California Breakdown	No of Loans
CA-N	596
CA-S	1,015
Total:	**1,611**

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15. Originator

Originator	No of Loans
Accredited Home Lenders Inc.	613
E-Loan, Inc.	478
US Bank NA	725
Fieldstone Mortgage Company	300

Fremont Investment & Loan	282
BrooksAmerica Mortgage Corporation	148
Provident Savings Bank, FSB	149
Loan Center of California	115
Decision One Mortgage Company, LLC	159
SILVER STATE FINANCIAL SERVICES	149
Other	1,901
Total:	**5,019**

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16. Final Servicers

Final Servicers	No of Loans
WILSHIRE	3,418
OCWEN	1,601
Total:	**5,019**

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17. Prepayment Penalty Flag

Prepayment Penalty Flag	No of Loans
N	3,409
Y	1,610
Total:	**5,019**

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18. Prepayment Penalty Term

Prepayment Penalty Term	No of Loans
0	3,409
3	9
6	29
12	272
18	1
24	389
30	1

36	785
60	124
Total:	**5,019**

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19. Original Term

Original Term	No of Loans
<= 60	148
61 - 120	616
121 - 180	2,995
181 - 240	674
241 - 300	1
301 - 360	585
Total:	**5,019**

Max: 360
Min: 60
Wgt Avg: 206

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20. GA Fairlending Act Loans

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21. Jr. Ratio

Jr. Ratio	No of Loans
0.001 - 5.000	20
5.001 - 10.000	186
10.001 - 15.000	715
15.001 - 20.000	3,478
20.001 - 25.000	339
25.001 - 30.000	79
30.001 - 35.000	43
35.001 - 40.000	40
40.001 - 45.000	24
45.001 - 50.000	11
50.001 - 55.000	7
55.001 - 60.000	7

60.001 - 65.000	6
65.001 - 70.000	8
70.001 - 75.000	1
90.001 - 95.000	1
95.001 >=	54
Total:	**5,019**

WA Jr. Ratio: 20.929

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CSFB FIXED INCOME RESIDENTIAL

10/21/2003 11:21